VRI BioMedical


02055795

28 October 2002


SEC MAIL PROCESSING
RECEIVED
NOV - 6 2002
WASH, D.C. 154 SECTION

Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Re: File Number 82-34683-VRIBY

Please see attached provided pursuant to Section 12g3-2(b) – file number 82-34683.

Yours faithfully

John Frame
Company Secretary

dlw 11/15

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The Griffin Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com


FAXED
28/10/02
11:50

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	3
Phone:		Date:	28/10/2002
Re:	VRI BioMedical Limited	CC:	

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Subject:

Continuous Disclosure Release: VRI BioMedical Receives its USA ADR Ticker Symbol - VRIBY

VRI
BioMedical

28th October, 2002

VRI BioMedical Receives its USA ADR Ticker Symbol – VRIBY

The Securities and Exchange Commission (SEC) in the USA has allocated VRI BioMedical the American Depository Receipt (ADR) Ticker Symbol **VRIBY.** This follows the approval by the SEC of the Company's Level One ADR programme.

Trading of the Company's shares in the USA through the ADR programme is now operational.

ADR's are US share certificates that represent underlying foreign shares which are held in custody outside the USA. ADR's are freely traded and settled in the USA like any other US share.

The Bank of New York will act as the Company's Depository. Under the terms of the sponsorship arrangement with the Bank, the Bank absorbs most of the fees and charges associated with this Level One ADR programme. The Bank has established the client reporting and support services associated with this programme and will embark on secondary market promotional services shortly. Amongst other things, this will incorporate

- Depository Receipt Internet Access – www.adrbny.com with links for VRI BioMedical and a hypertext link to the Bank's Global BuyDIRECT facility.
- Targeted mailings to over 15,000 registered representatives authorised to sell securities in the US.
- Mailings to the Bank's proprietary databases of over 25,000 advisors, consultants, institutional brokers and portfolio managers, retail brokers and specialised analysts.
- Listings of VRI Biomedical in the Bank's Research magazine distributed to over 85,000 registered representatives.
- Support in profiling the Company with key Investment publications, the Bloomberg Forum, senior managers and analysts of investment banks and investor relations firms.

An initial investor road show in the USA is planned for later in 2002 with the Company committing to regular investor road shows in the USA to establish and maintain the Company's profile in conjunction with the Bank's promotional services.

Leon Ivory, Executive Chairman, states:

"The advantages of operating an ADR programme are many for both the Company and its shareholders. The Company's international profile will be heightened with greater capacity to broaden the Company's global shareholder base and allow access to global capital markets if the need arises in the future. International investors will be able to participate in the equity of the Company without foreign investment restrictions, which can avail them of greater liquidity and potential tax advantages".

For further information, contact:

Leon Ivory, Executive Chairman – 0419428264
John Frame, Company Secretary – (08) 9321 3655

Faxed
25/10/02.
11:15 AM.


VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	2
Phone:		Date:	25/10/2002
Re:	VRI BioMedical Limited	CC:	

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Subject:

Continuous Disclosure Release : USA product launch date announced.


VRI
BioMedical

25 October 2002

ProBio PCC™ LAUNCH DATE ANNOUNCED IN USA

Following on from the highly successful trade launch at the Pharmanex, Inc. International Distributor Convention in September (Salt Lake, Utah), VRI BioMedical is delighted to announce that Pharmanex has confirmed that ProBio PCC™ will rollout into all US states on November 6, 2002.

Pharmanex describes ProBio PCC™ as a superior intestinal health formula and will replace their previous product in this category. It will be sold in the US as a dietary supplement to maintain a healthy gastrointestinal environment. ProBio PCC™ recorded sell-out sales at the trade launch.

VRI BioMedical this week received feedback from Pharmanex indicating that impressive health improvement outcomes are already being reported from distributors using the product in the US. According to Pharmanex, ProBio PCC™ has already been effective in aiding people infected with intestinal microbial infections, people who are recovering from aggressive antibiotic treatments as well as one person who had suffered for more than a decade with irritable bowel syndrome (until now).

Mr Leon Ivory, VRI BioMedical Executive Chairman, said that it was particularly gratifying to receive such strong independent validation for the product, support that is likely to drive sales when ProBio PCC™ rolls out in the US in November.

Additional information regarding ProBio PCC™ can be found on the Pharmanex website at www.pharmanex.com/products/probio.shtml.

VRI BioMedical is a global leader in the field of probiotic research and product development, based on an effective clinical programme.

For further information please contact:

Leon Ivory, Executive Chairman on 0419428264, or
John Frame, Company Secretary on (08) 93213655.

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

82-34683

Faxed
8:22 AM
22/10/02.

VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	3.
Phone:		Date:	21/10/2002
Re:	VRI BioMedical Limited	CC:	

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Subject:

VRI BioMedical's US Level One ADR Programme Granted.


VRI
BioMedical

21st October, 2002

VRI BioMedical's Level One ADR Programme Granted.
Company set to raise profile among U.S. investors

The Directors of VRI BioMedical are pleased to announce that the Securities and Exchange Commission in the USA has approved the VRI BioMedical Level One ADR programme.

This Level One ADR programme, which was sponsored by the Bank of New York, will enable the company to raise its profile among US investors and broaden the company's international shareholder base. It will allow the Company shares to be traded in the same arena as its global peers.

The Company's legal representatives, Pillsbury Winthrop International, have now lodged all requisite documents, which should result in the listing being formalised shortly. An investor road show within the USA is now being planned.

Depository Receipts (ADR's) are US share certificates that represent underlying foreign shares which are held in custody outside the USA. They are traded and settled in the USA like any other US share.

The Bank of New York, founded in 1784, is one of the USA's most sound and profitable money centre banks. It is the leading US depository bank and largest provider of securities in the world offering a full range of value-added services.

The arrangement involves the Bank of New York servicing VRI BioMedical with a transaction team experienced in depository receipts with a permanent administrator to assist with the programmes on-going ADR programme development. This will include the promotion of VRI BioMedical within the USA investment community. Shareholder services will be made available that include Internet access capability, integrated stock transfer services and broad shareholder relation's support.

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

VRI BioMedical is producing products in the detection, prevention and treatment of disease states in some of the biggest health areas of cardiovascular, gastro-intestinal and respiratory. The Company has recently launched a probiotic product in the United States of America with roll out planned into North Asia markets. This product and those under development all have global application.

The Executive Chairman of VRI BioMedical commented:

" Recently VRI BioMedical successfully launched its first product in the United States and is currently scaling up production as a result of increased product demand.

There is no question that the Level One ADR sponsored by the Bank of New York under such favourable terms has the potential to significantly enhance our shareholder base and to underpin the internationalisation of our products.

The Level 1 ADR listing in the USA will facilitate US investors to participate in the equity of the Company. "

For further information please contact:

Leon Ivory, Executive Chairman – 0419428264
John Frame, Company Secretary – (08) 9321 3655

82-34683


FAXED
17/10/02
10:55AM

VRI BioMedical


SEC MAIL PROCESSING
RECEIVED
NOV - 6 2002
WASH. D.C.
154
SECTION

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	5.
Phone:		Date:	17/10/2002
Re:	VRI BioMedical Limited	CC:	

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Subjects:

Continuous Disclosure Requirements

- Phase II Human Clinical Allergy Trials
- Appointment of Dr Peter French as Chief Operating Officer
- Lapsed Employee Share Options


VRI
BioMedical

17 October 2002

VRI BIOMEDICAL TARGETS GLOBAL ALLERGY MARKET
-Phase II clinical studies underway-

VRI BioMedical Limited, a leader in the field of probiotic research and development, said today that it is targeting the US$5.5 billion global allergy market following the announcement that its proprietary probiotics are being advanced in clinical studies (Phase II) in both Australia and the United Kingdom.

The studies, which involve both newborn infants and adults, are investigating whether VRI's probiotics (natural bacteria that generate positive health outcomes as distinct from new chemical entities) can prevent and/or aid in the treatment of allergic disease both in newborn babies and adults. Allergy affects upwards of 20% of the adult population and according to IMS Health figures the global pharmaceutical market for allergy products is worth more than US$5.5 billion per annum and grew at 18% in 2000.

Positive outcomes from the trials would provide a major boost to VRI's potential earnings because of the scale of the problem and the dramatic increase in the prevalence of allergic disease throughout the world in recent years.

The studies follow VRI's recent announcement that PCC™, one of the Company's exclusive probiotic isolates, has been successfully launched in the United States following the completion of a multi-million dollar global supply arrangement with Pharmanex Inc. (Utah USA).

Allergy occurs when a person has a hypersensitivity to a particular antigen (e.g. dust mites, pollen, seed grass, etc.) and when challenged with the antigen they have an inappropriately large inflammatory immune response. Some patients with known hypersensitivities can sometimes be desensitised to the antigens using so-called desensitisation therapy. This is a process where the patient is injected with small amounts of antigen over a long period of time. The desired outcome is to "teach" the body to react appropriately when the allergen presents again.

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

The Australian study is being run under the guidance of Associate Professor Susan Prescott, the Head of the Developmental Immunobiology Laboratory at the Princess Margaret Hospital in Perth, Western Australia. The Phase II study will investigate whether VRI's *Lactobacillus acidophilus* strain can prevent the development of allergic disease in newborn infants.

Professor Prescott says that allergies are among the most common disease states in Western countries, costing billions of dollars every year to treat. Children born in Australia have a substantial risk of developing some form of allergic disease, with as many as 40% of school aged children showing evidence of allergic sensitisation. According to the Australasian Society of Clinical Immunology and Allergy, the prevalence of allergic disorders has double in the last 20 years.

The Phase II study in the UK involves 150 adult subjects and is investigating the potential role of one of VRI's *Lactobacillus acidophilus* strains used in combination with desensitisation therapy to dust mite allergens. The study is being conducted at Southampton Hospital under the direction of Professor Peter Howarth.

Mr Leon Ivory, VRI Executive Chairman, said that the studies complemented and expanded on VRI's pioneering work in developing probiotic products for which there has already been a commercial outcome through the Pharmanex deal. He added that the studies demonstrate the versatility of probiotics in the field of medicine and have a tremendous potential for the company and its earnings. Furthermore, they will strengthen VRI's collaborative network with world-renowned institutes of excellence.


VRI
BioMedical

17 October 2002

VRI BIOMEDICAL APPOINTS DR PETER FRENCH TO POSITION OF CHIEF OPERATING OFFICER

The Directors of VRI BioMedical are delighted to announce the appointment of Dr. Peter French to the position of Chief Operating Officer.

Until recently Dr French was Principal Scientific Officer and Manager, Centre for Immunology at St. Vincent's Hospital, Darlinghurst, Sydney. He holds the honorary positions of Senior Lecturer (Adjunct), Faculty of Medicine, University of New South Wales and Honorary Research Associate School of Physics, University of Sydney.

Executive Chairman, Leon Ivory, says: "Peter French will coordinate the scientific operations of VRI BioMedical including the growing number of our clinical trials. In addition, he will enhance our already close relationships with scientists at the Universities of New South Wales and Newcastle where the company operates its research facilities. He will oversee the product development focus of the Company."

Dr French brings broad commercial experience of considerable value to VRI BioMedical following his close association with listed bio-science company, Cryosite, in which he is a co-founder and non-Executive Director.

This appointment occurs at a time when the company has commercialised the first of its products within a broad portfolio and when the commercialisation initiatives for several of the Company's other products are progressing well. These commercial developments are occurring nationally and internationally.

Dr French is a member of a number of well-known professional bodies and committees and the author of many publications and papers published locally and internationally in prominent periodicals. He holds Bachelor and Master of Science Degrees from the University of Sydney, a Doctor of Philosophy granted by Deakin University and CSIRO Division of Protein Chemistry and a Master of Business Administration from Deakin/APESMA.

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

VRI
BioMedical

Facsimile

To:	Company Announcement Platform	From:	John Frame
Fax:	1300 300 021	Pages:	1
Phone:		Date:	15 October 2002
Re:	**VRI BioMedical Limited – SHARE OPTIONS LAPSED**	CC:	

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The following Share Options (which form part of the Employee Share Option Plan) have lapsed:-

CLASS	EXERCISE PRICE	NUMBER LAPSED
VRIAK Unquoted Employee Options 23/11/2006	$0.75	157,990
VRIAO Unquoted Employee Options 13/10/2005	$0.50	604,000
VRIAK Unquoted Employee Options 23/11/2006	$0.75	76,108

J R Frame

Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com


FAXED
27/9/02
5:20 pm.


VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	3
Phone:		Date:	27/09/2002
Re:	Continuous Disclosure Requirements	CC:	

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Subject:

Executive Chairman's Letter to Shareholders – Successful launch of VRI BioMedical's first product in the USA with other markets to follow.



27th September 2002

News Flash to Shareholders

Successful launch of VRI BioMedical's first Product in the USA with other Markets to follow.

The Directors of VRI BioMedical are delighted to announce that the Company's first product was successfully launched in the United States of America on the 19th September 2002.

ProBio PCC TM was launched by Pharmanex at its International Convention held at Salt Lake City, Utah, which was attended by around 10,000 of its international distributors. The launch recorded near stock sell-out sales.

Professor Conway, the Company's General Manager of Pharmabiotics, presented workshops on ProBio PCC TM with standing room only at this conference.

Following this successful launch of ProBio PCC TM by Pharmanex Inc. into the USA market, VRI BioMedical has scaled up the manufacture of the product as a result of increased product demand. Further stocks of ProBio PCC TM are being made to fulfil orders placed by Pharmanex to meet demand in the USA and in readiness for the launch of this product into their North Asian markets.

ProBio PCC TM contains the unique and potent VRI BioMedical PCC TM probiotic strain. The product is being marketed as a dietary supplement.

Finished goods are being contract manufactured in the United States and in Sweden to demanding "Good Manufacturing Practice" (GMP) standards.

Pharmanex is a global leader in the research and development of phyto-pharmaceutical and nutritional products within a multi-billion dollar market. The company has a portfolio of multivitamin/mineral supplements, natural health products, standardized botanicals and specialized health systems.

The launch has immediately generated revenues for VRI that are expected to increase as the product achieves market acceptance and is introduced into other regional markets. It is the first of the company's products to be commercialised within a diverse intellectual property portfolio.

The supply arrangement with Pharmanex demonstrates your Company's capacity to transform technology into revenue within a remarkably short time frame. This is a major achievement for an Australian bioscience company.

This milestone event also delivers on VRI BioMedical's promise to shareholders at the last AGM that we would partner with major industry players in order to accelerate the time to get product to market and to contain ongoing research and development costs.

I am also pleased to inform you that the commercialisation initiatives for several of the Company's other products are progressing satisfactorily. We have profound science and are steadily moving to turn our vision into reality. Consequently I anticipate further announcements on these initiatives in due course.

Please do not hesitate to visit our web site on **www.vribiomedical.com**. If you have any queries, please contact either myself, or John Frame, Company Secretary on (08) 9321 3655.

I would like to take this opportunity to invite you to forward your email address to **leith.langsford@vribiomedical.com** so that we may add you to our electronic contact base that will assist us in future to circulate to you any company information.

Sincere regards,

Leon Ivory
Executive Chairman

ProBio PCC™ product description can be found at **www.pharmanex.com/products/probio.shtml**

VRI BioMedical


SEC MAIL PROCESSING
RECEIVED
NOV - 6 2002
WASH, D.C. 154 SECTION

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	3
Phone:		Date:	19/9/02
Re:	Continuous Disclosure Requirements Nº 44	CC:	

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Subject:

Launch of VRI BioMedical's first Product in the USA with other Markets to follow.



20th September 2002

Launch of VRI BioMedical's first Product in the USA with other Markets to follow.

The Directors of VRI BioMedical are delighted to announce that the Company's first product is being launched today in the United States of America.

Pharmanex, a U.S. company that is one of the world's leading producers of nutritional supplements, is marketing the product, called "ProBio PCC"™, following the conclusion of a global supply agreement between VRI BioMedical and Pharmanex. "ProBio PCC"™ contains the unique and potent PCC™ probiotic strain, which helps to maintain a healthy gastrointestinal system. The product is being marketed as a nutritional supplement.

"ProBio PCC"™ is being launched by Pharmanex at its International Convention being held in Salt Lake City, Utah which is being attended by around 10,000 of its international distributors. Workshops on "ProBio PCC"™ will be presented at this convention by Professor Conway, the Company's General Manager of Pharmabiotics.

Finished goods have been contract manufactured in the United States and in Sweden with "Good Manufacturing Practice" (GMP) standards. Further stocks of "ProBio PCC"™ will progressively be made to fulfil orders when placed by Pharmanex.

Pharmanex is a leader in the research and development of nutritional products. The company offers multivitamin/mineral supplements, natural health products, standardized botanicals and specialized health systems. Pharmanex® products are sold direct to the consumer through a network of independent representatives and the Internet.

For further information please contact:

- Leon Ivory, Executive Chairman on 0419 428 264, or
- John Frame, Company Secretary on (08) 93213655

On Thursday 19 September 2002, the future of probiotic dietary supplements will arrive.


DIETARY SUPPLEMENT
ProBio PCC™
Maintains healthy gastrointestinal environment*
USA
Official Sponsor
*This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.
PHARMANEX®
30 CAPSULES

Announcing the launch of
Pharmanex's ProBio PCC™.



VRI BioMedical
Biopharmaceuticals


FAXED
13/9/02
1:46PM.

VRI BioMedical


SEC MAIL PROCESSING
RECEIVED
NOV - 6 2002
WASH. D.C. 154 SECTION

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	31.
Phone:		Date:	12/09/2002
Re:	Continuous Disclosure Requirements	CC:	

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Subject:

- Appendix 4B – preliminary final report
- Employee Share Options – lapsed and issued.

VRI
BioMedical

Facsimile

To:	Company Announcement Platform	From:	John Frame
Fax:	1300 300 021	Pages:	1
Phone:		Date:	13 September 2002
Re:	**VRI BioMedical Limited – SHARE OPTIONS LAPSED**	CC:	

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The following Share Options (which form part of the Employee Share Option Plan) have lapsed:-

CLASS	EXERCISE PRICE	NUMBER LAPSED
VRIAK Unquoted Employee Options 23/11/2006	$0.75	223,892
VRIAO Unquoted Employee Options 13/10/2005	$0.50	168,000

J R Frame
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rules 4.1, 4.3

Appendix 4B

~~Half yearly~~/preliminary final report

Introduced 30/6/2002.

Name of entity

VRI BIOMEDICAL LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	~~Half year~~/financial year ended ('current period')
97 084 464 193		✔	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	76%	to	579,054
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up/~~down~~	55%	to	(4,803,987)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			N/A
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	55%	to	(4,803,987)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	Nil¢	Nil¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil¢	Nil¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – $A	Previous corresponding period - $A
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	579,054	329,390
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(5,383,041)	(3,438,416)
1.3	Borrowing costs	0	0
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	0	0
1.5	**Profit (loss) from ordinary activities before tax**	**(4,803,987)**	**(3,109,026)**
1.6	Income tax on ordinary activities *(see note 4)*	0	0
1.7	**Profit (loss) from ordinary activities after tax**	**(4,803,987)**	**(3,109,026)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	0	0
1.9	**Net profit (loss)**	**(4,803,987)**	**(3,109,026)**
1.10	Net profit (loss) attributable to outside +equity interests	0	0
1.11	**Net profit (loss) for the period attributable to members**	**(4,803,987)**	**(3,109,026)**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	0	0
1.13	Net exchange differences recognised in equity	0	0
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	0	0
1.15	Initial adjustments from UIG transitional provisions	0	0
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	0	0
1.17	**Total changes in equity not resulting from transactions with owners as owners**	(4,803,987)	(3,109,026)

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	(8.22c)	(6.10c)
1.19	Diluted EPS	(8.15c)	(6.10c)

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – $A	Previous corresponding period $A
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	(4,803,987)	(3,109,026)
1.21	Less (plus) outside +equity interests	0	0
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	(4,803,987)	(3,109,026)

Revenue and expenses from ordinary activities

(see note 15)

		Current period – $A	Previous corresponding period – $A
1.23	Revenue from sales or services	0	0
1.24	Interest revenue	317,582	329,390
1.25	Other relevant revenue	261,472	0
1.26	Details of relevant expenses		
	- Research & Development Costs	(2,475,321)	(1,568,101)
	- Salaries and Employee Benefits	(941,713)	(533,894)
	- Rental Costs	(221,315)	(97,283)
	- Consultancy Fees	(375,455)	(248,693)
	- Other	(1,298,793)	(978,799)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(70,444)	(11,646)
Capitalised outlays			
1.28	Interest costs capitalised in asset values	0	0
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	0	0

Consolidated retained profits

		Current period – $A	Previous corresponding period - $A
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(4,535,434)	(1,426,408)
1.31	Net profit (loss) attributable to members *(item 1.11)*	(4,803,987)	(3,109,026)
1.32	Net transfers from (to) reserves *(details if material)*	0	0
1.33	Net effect of changes in accounting policies	0	0

+ See chapter 19 for defined terms.

1.34	Dividends and other equity distributions paid or payable	0	0
1.35	**Retained profits (accumulated losses) at end of financial period**	**(9,339,421)**	**(4,535,434)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A (a)	Related tax $A (b)	Related outside +equity interests $ (c)	Amount (after tax) attributable to members $A (d)
2.1	Amortisation of goodwill	0	0	0	0
2.2	Amortisation of other intangibles	0	0	0	0
2.3	**Total amortisation of intangibles**	0	0	0	0
2.4	Extraordinary items (details)	0	0	0	0
2.5	**Total extraordinary items**	0	0	0	0

Comparison of half year profits
(Preliminary final report only)

		Current year – $A	Previous year – $A
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(2,104,602)	(1,285,233)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(2,699,385)	(1,823,793)

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A	As shown in last annual report $A	As in last half yearly report $A
	Current assets			
4.1	Cash	963,187	259,250	546,959
4.2	Receivables	3,704,053	9,104,450	6,618,308
4.3	Investments	0	0	0
4.4	Inventories	0	0	0
4.5	Tax assets	0	0	0
4.6	Other (provide details if material)	21,206	5,876	42,189
4.7	**Total current assets**	**4,688,446**	**9,369,576**	**7,207,456**
	Non-current assets			
4.8	Receivables	0	0	0
4.9	Investments (equity accounted)	0	0	0
4.10	Other investments	0	0	0
4.11	Inventories	0	0	0
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	0	0	0
4.13	Development properties (+mining entities)	0	0	0
4.14	Other property, plant and equipment (net)	209,079	191,679	175,309
4.15	Intangibles (net)	0	2,400	2,400
4.16	Tax assets	0	0	0
4.17	Other (provide details if material)			
4.18	**Total non-current assets**	**209,079**	**194,079**	**177,709**
4.19	**Total assets**	**4,897,525**	**9,563,655**	**7,385,165**
	Current liabilities			
4.20	Payables	561,426	502,734	376,260
4.21	Interest bearing liabilities	0	0	0
4.22	Tax liabilities	0	0	0
4.23	Provisions exc. tax liabilities	78,507	36,342	88,929
4.24	Other (provide details if material)	0	0	0
4.25	**Total current liabilities**	**639,933**	**539,076**	**465,189**
	Non-current liabilities			
4.26	Payables	0	0	0
4.27	Interest bearing liabilities	0	0	0
4.28	Tax liabilities	0	0	0
4.29	Provisions exc. tax liabilities	0	0	0
4.30	Other (provide details if material)	0	0	0
4.31	**Total non-current liabilities**	0	0	0

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**639,933**	**539,076**	**465,189**
4.33	**Net assets**	**4,257,592**	**9,024,579**	**6,919,976**

	Equity			
4.34	Capital/contributed equity	13,597,013	13,560,013	13,560,013
4.35	Reserves	0	0	0
4.36	Retained profits (accumulated losses)	(9,339,421)	(4,535,434)	(6,640,037)
4.37	**Equity attributable to members of the parent entity**	**4,257,592**	**9,024,579**	**6,919,976**
4.38	Outside +equity interests in controlled entities	0	0	0
4.39	**Total equity**	**4,257,592**	**9,024,579**	**6,919,976**

4.40	Preference capital included as part of 4.37	0	0	0

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A	Previous corresponding period– $A
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A	Previous corresponding period- $A
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		

+ See chapter 19 for defined terms.

6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A	Previous corresponding period- $A
	Cash flows related to operating activities		
7.1	Receipts from customers	0	0
7.2	Payments to suppliers and employees	(2,500,295)	(1,824,995)
7.3	Dividends received from associates	0	0
7.4	Other dividends received	0	0
7.5	Interest and other items of similar nature received	358,992	277,033
7.6	Interest and other costs of finance paid	0	0
7.7	Income taxes paid	0	0
7.8	Other (provide details if material) - Research and Development Costs	(2,382,407)	(1,371,917)
7.9	**Net operating cash flows**	**(4,523,710)**	**(2,919,879)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(58,812)	(159,954)
7.11	Proceeds from sale of property, plant and equipment	0	0
7.12	Payment for purchases of equity investments	0	0
7.13	Proceeds from sale of equity investments	0	0
7.14	Loans to other entities	0	0
7.15	Loans repaid by other entities	0	0
7.16	Other (provide details if material)	0	0
7.17	**Net investing cash flows**	**(58,812)**	**(159,954)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	37,000	12,604,625
7.19	Proceeds from borrowings	0	0
7.20	Repayment of borrowings	0	0
7.21	Dividends paid	0	0
7.22	Other (provide details if material) - Share Issue Costs	0	(922,991)
7.23	**Net financing cash flows**	**37,000**	**11,681,634**
7.24	**Net increase (decrease) in cash held**	**(4,545,522)**	**8,601,801**

+ See chapter 19 for defined terms.

7.25	Cash at beginning of period *(see Reconciliation of cash)*	9,120,421	518,620
7.26	Exchange rate adjustments to item 7.25.	0	0
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**4,574,899**	**9,120,421**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A	Previous corresponding period – $A
8.1	Cash on hand and at bank	963,187	259,250
8.2	Deposits at call	0	0
8.3	Bank overdraft	0	0
8.4	Other (provide details) – Bank Bills	3,611,712	8,861,171
8.5	**Total cash at end of period** *(item 7.27)*	**4,574,899**	**9,120,421**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	(830%)	(944%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	(113%)	(34%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

The net loss of $4,803,987 (see 1.22) attributable to members for the year ended 30 June, 2002 has been used in calculating earnings per security. All securities are classified as ordinary securities. The weighted average number of ordinary securities on issue during the period amounted to 58,446,500.

The fully diluted weighted average number of diluted ordinary securities during the period amounted to 58,932,156.

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	0.07	0.18

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	-
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	-
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	-
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

+ See chapter 19 for defined terms.

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	0¢	0¢	0¢
15.5	Previous year	0¢	0¢	0¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	0¢	0¢	0¢
15.7	Previous year	0¢	0¢	0¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	0¢	0¢
15.9	Preference +securities	0¢	0¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A	Previous corresponding period - $A
15.10	+Ordinary securities *(each class separately)*	0	0
15.11	Preference +securities *(each class separately)*	0	0
15.12	Other equity instruments *(each class separately)*	0	0
15.13	**Total**	0	0

The +dividend or distribution plans shown below are in operation.

-

The last date(s) for receipt of election notices for the +dividend or distribution plans	-

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

-

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A	Previous corresponding period $A
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A	Previous corresponding period – $A
17.2 Total				
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	Nil			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	Nil			
18.3	**+Ordinary securities**	58,516,333	20,471,236		Fully Paid
18.4	Changes during current period (a) Increases through issues	68,000	68,000	$0.50	Fully Paid
		4,000	4,000	$0.75	Fully Paid
	(b) Decreases through returns of capital, buybacks	0	0	0	
	(c) Release from Escrow	0	672,666	$0.375	Fully Paid
18.5	**+Convertible debt securities** *(description and conversion factor)*	0			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	Nil			
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Options over Ordinary Shares	23,373,768	8,155,726	$0.75	06/03/06
	Employee Options over Ordinary Shares	1,752,000	0	$0.50	13/10/05
	Employee Options over Ordinary Shares	3,200,000	0	$0.75	23/11/06
	Employee Options over Ordinary Shares	300,000	0	$0.75	13/06/07
18.8	Issued during current period	3,200,000 300,000		$0.75 $0.75	23/11/06 13/06/07

+ See chapter 19 for defined terms.

18.9	Exercised during current period	68,000 4,000		$0.50 $0.75	13/10/05 06/03/06
18.10	Expired during current period	0			
18.11	**Debentures** *(description)*	Nil			
18.12	Changes during current period (a) Increases through issues	Nil			
	(b) Decreases through securities matured, converted	Nil			
18.13	**Unsecured notes** *(description)*	Nil			
18.14	Changes during current period				
	(a) Increases through issues	Nil			
	(b) Decreases through securities matured, converted	Nil			

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

+ See chapter 19 for defined terms.

The Appendix 4B has been prepared in accordance with

1) AASB Standards
2) Other Authoritative Pronouncements of the Australian Accounting Standards Board
3) Urgent Issues Group Consensus Views

The Appendix 4B has been prepared using the historical cost basis and the year has been treated as a discrete reporting period.
The accounting policies followed are consistent with that applied in the most recent Financial Report.
There have been no material changes in the contingent liabilities and commitments disclosed in the last Annual Report.
There have been no material events or circumstances arising subsequent to the end of the interim period that have not been recognised in the Appendix 4B.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Nil

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

+ See chapter 19 for defined terms.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Nil

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Nil
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Nil

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	To be advised
Date	28 November 2002
Time	2.00pm
Approximate date the +annual report will be available	28 October 2002

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Nil

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
☑	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications ~~are attached~~/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 12/9/02.
(Director/Company Secretary)

Print name: LEON IVORY.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in

+ See chapter 19 for defined terms.

accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all

+ See chapter 19 for defined terms.

liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function.

+ See chapter 19 for defined terms.

Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, *distribution*) or *interest* payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No – Employee Share Options do not rank equally with an existing class of quoted securities. They will rank equally in all respects with other ordinary shares upon exercise of these options to acquire ordinary shares (VRI)
5	Issue price or consideration	Employee Share Options – Nil issue price. Exercise Price - $0.75 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of Employee Share Options pursuant to Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 September 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
20,471,236	VRI
8,155,726	VRIO

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,045,097	VRIAI restricted shares fully paid
		15,218,042	VRIAQ Options Expiring 6-Mar-06 @ $0.75 (Vendor Restricted)
		1,584,000	VRIAO Employee Options Expiring 13/10/2005 @ $0.50
		2,134,098	VRIAK Employee Options expiring 23/11/2006 @ $0.75
		300,000	VRIAM Employee Options expiring 13/06/2007 @ $0.75
		300,000	Employee Options expiring 22/08/2007 @ $0.75

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue NOT APPLICABLE

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities NOT APPLICABLE

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....J Frame............ Date: ..13/9/02..
(~~Director~~/Company secretary)

Print name: ......JOHN FRAME.........

== == == == ==


FAXED
6/8/02
3:25Pm.
Resent 7/8/02
3:30 PM
SEC MAIL
RECEIVED
PROCESSING
NOV - 6 2002
WASH. D.C.
154
SECTION
VRI
BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1300 300 021	Pages:	3
Phone:		Date:	6/08/2002
Re:	FORM 605	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

CONTINUOUS DISCLOSURE RELEASE NOTICE NO. 42/2002-08-06
FORM 605 – NOTICE OF CEASING TO BE A SUBSTANTIAL HOLDER.

Enclosed is Form 605 reflecting the reduction in the shareholding of A P Barton from 5.13% to 4.93% and consequently his ceasing to be a substantial holder.

John Frame
Company Secretary.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme VRI BIOMEDICAL

ACN/ARSN 084 464 193

1. Details of substantial holder (1)

Name ANTHONY PETER BARTON

ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on 05 / 08 / 02

The previous notice was given to the company on / /

The previous notice was dated / /

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
05/08/02	Anthony Peter Barton	On market sale	$67,824.90	115,000 ordinary shares	0.2%

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
-	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Anthony Peter Barton	34 Irvine Street, Peppermint Grove WA 6011

Signature

print name Anthony Peter Barton capacity

sign here [signature] date 05 / 08 / 02

82-34683




SEC MAIL PROCESSING
RECEIVED
NOV - 6 2002
WASH, D.C. 154 SECTION

VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	6
Phone:		Date:	31 July 2002
Re:	**Appendix 4C**	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Subject:

Continuous Disclosure Release Notice No. 41/2002: Appendix 4C.

As at 30 June 2002, VRI BioMedical Limited had cash reserves totalling $4.58 million and an un-drawn START Grant of $710,623.

This compares to a budget cash balance of $4.44 million that was included in the 3 year forecast disclosed in the Company's IPO Prospectus dated 3rd November 2000.

John Frame
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

VRI BIOMEDICAL LIMITED

ABN	Quarter ended ("current quarter")
97 084 464 193	30 JUNE 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(267)	(823)
		(b) advertising and marketing	(4)	(22)
		(c) research and development	(803)	(2,364)
		(d) leased assets	-	-
		(e) other working capital	(485)	(1,965)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		55	357
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material) – START Grant and Joint Venture Contribution		284	284
	Net operating cash flows		(1,220)	(4,533)

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,220)**	**(4,533)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	a) businesses (item 5)		
	b) equity investments		
	c) intellectual property		
	d) physical non-current assets	(5)	(49)
	e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(5)	(49)
1.14	**Total operating and investing cash flows**	(1,225)	(4,582)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	22	37
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	22	37
	Net increase (decrease) in cash held	(1,203)	(4,545)
1.21	Cash at beginning of quarter/year to date	5,778	9,120
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	4,575	4,575

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	164
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	963	1,029
4.2	Deposits at call	-	-
4.3	Bank overdraft		
4.4	Other (provide details) – BANK BILLS	3,612	4,749
	Total: cash at end of quarter (item 1.22)	4,575	5,778

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ....[signature]............ Date: ...30/7/02...
(~~Director~~/Company secretary)

Print name: ......JOHN FRAME......

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

82-34683



FAXED
25/07/02
12:30 Pm



SEC MAIL PROCESSING
RECEIVED
NOV - 6 2002
WASH. D.C. 154 SECTION

VRI BioMedical

Facsimile

To:	Company Announcement Platform	From:	John Frame
Fax:	1300 300 021	Pages:	1
Phone:		Date:	25 July 2002
Re:	**VRI BioMedical Limited – SHARE OPTIONS LAPSED**	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

The following Share Options (which form part of the Employee Share Option Plan) have lapsed:-

CLASS	EXERCISE PRICE	NUMBER LAPSED
VRIAK Unquoted Employee Options 23/11/2006	$0.75	842,010

J R Frame
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com


FAXED


VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	3
Phone:		Date:	17/07/2002
Re:	Continuous Disclosure	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Subject – Continuous Disclosure Release No. 39/2002 attached


VRI
BioMedical

17th July 2002

Professor Robert Clancy Retires

The Board of Directors of VRI BioMedical advise that Professor Clancy has resigned from the Board of the Company. Professor Clancy was the co-founder of VRI BioMedical and developed the foundation product portfolio and the initial scientific philosophy on which the Company was built. Professor Clancy will continue to both support the Company and provide scientific leadership as a consultant to the CEO and the Board in connection with the Company's on-going research and development involvement in its facilities at the University of Newcastle.

VRI BioMedical appoints Professor Pat Holt as a Consultant to the Company

VRI BioMedical is pleased to announce the appointment of Professor Patrick Holt as a Consultant to the company.

Professor Holt is best known for his pioneering work on the immunology of asthma and as an international authority on allergic and infectious disease. In addition to his role as Deputy Director of the Telethon Institute for Child Health Research in Perth, Professor Holt serves on the Scientific Advisory Board of the Edward Jenner Institute for Vaccine Research in UK and as part of the World Health Organisation Consultative Group for Prevention of Allergic Diseases.

VRI BioMedical Executive Chairman said: "The Board is delighted that Professor Pat Holt has agreed to become actively involved with VRI BioMedical at this important time in its history with the commercialisation of the company's first product and others that we anticipate will soon come to market. Professor Holt's international reputation in immunology and infectious disease is especially relevant to our portfolio of products and will strengthen our ability to build upon research and development advances that will contribute to the growth of the Company."

Professor Holt's international awards for achievements in research include the Pharmacia Foundation International Prize in Allergy, the King Faisal Foundation Prize in Medicine for research on asthma, and an Honorary Doctorate in Medicine from Linkoping University in Sweden.

VRI BioMedical is developing products across a platform of disease prediction, prevention and treatment in the areas of cardiovascular, gastrointestinal, respiratory and gynecology.

Among his many qualifications Professor Holt holds a PhD (1970) University of Western Australia, MRCPath (1984) Royal College of Pathologists, DSc (1990) University of Western Australia, FRCPath (1994) Royal College of Pathologists (UK), MD (Hon) (1995) University of Linköping, FRCPI (1997) Royal College of Physicians of Ireland and FAA (2001) Australian Academy of Science

For further information please contact

- **Leon Ivory, Executive Chairman on 0419 428 264 or**
- **John Frame, Company Secretary, on 0409 163 211 or (08) 93213655**


FAXED
27/6/02
3:25 PM
SEC MAIL PROCESSING
RECEIVED
NOV - 6 2002
WASH. D.C.
154
SECTION

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	5
Phone:		Date:	27/06/2002
Re:	VRI BioMedical – Continuous Disclosure	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Subject: Continuous Disclosure Release No. 38/2002.

Appendix 3B.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

VRI Biomedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares Employee Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000 Ordinary Fully Paid Shares 300,000 Employee Share Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Employee Share Options issued pursuant to Employee Share Option Plan. Exercise Price :- $0.75 Effective Date :- 13/06/2002 Expiry Date :- 13/06/2007 Options Vest pro-rata monthly over 3 years Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – Ordinary Shares rank equally with (VRI class) from allotment No – Employee Share Options do not rank equally with an existing class of quoted securities. They will rank equally in all respects with other ordinary shares upon exercise of these options to acquire ordinary shares (VRI)
5	Issue price or consideration	Ordinary Fully Paid Shares - $0.75 per share upon exercise of options (VRIO) Employee Share Options – nil issue price. Exercise Price - $0.75 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 4,000 Employee Options under Class VRIO to acquire 4,000 ordinary fully paid shares at $0.75 per share Issue of Employee Share Options pursuant to Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 June 2002.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
20,471,236	VRI
8,155,726	VRIO
Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,045,097	VRIAI restricted shares fully paid
		15,218,042	VRIAQ Options Expiring 6-Mar-06 @ $0.75 (Vendor Restricted)
		1,752,000	VRIAO Employee Options Expiring 13/10/2005 @ $0.50
		3,200,000	VRIAK Employee Options expiring 23/11/2006 @ $0.75
		300,000	Employee Options expiring 13/06/2007 @ $0.75

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

Items 11 through 33 are not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

The Securities form a new class of Employee Share Options with a different expiry date..
(now go to 43)

Entities that have ticked box 34(b)

Items 38 to 42 are Not Applicable

+ See chapter 19 for defined terms.

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26/6/02
(~~Director~~/Company secretary)

Print name: JOHN FRAME

+ See chapter 19 for defined terms.

82-34683


FAXED
16/2/01

1 pm


SEC MAIL PROCESSING
RECEIVED
NOV - 6 2002
WASH, D.C. 154 SECTION


VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	3
Phone:		Date:	17/6/02
Re:	VRI BioMedical – Continuous Disclosure	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Subject: Continuous Disclosure Release No. 37/2002

VRI BioMedical Commercialises its first product 18 months after ASX listing.


VRI
BioMedical

17th June 2002.

VRI BioMedical Commercialises First Product 18 Months After ASX Listing

ASX listed VRI BioMedical Ltd announced today that it has commercialised its first product following a firm order by Pharmanex (Utah, USA) for PCC®, one of the company's exclusive probiotic isolates.

The initial Pharmanex order that will generate revenues for VRI of $750,000 is part of a substantial global supply agreement that VRI BioMedical has negotiated with Pharmanex. PCC® is being contract manufactured in the USA and supplied by VRI BioMedical as finished product in capsules.

Pharmanex is a leader in the research and development of phyto-pharmaceutical and nutritional products within a multi-billion dollar market. The company has a portfolio of multivitamin/mineral supplements, natural health products, standardized botanicals and specialized health systems.

The deal provides Pharmanex with exclusive global rights to sell and distribute PCC® through Pharmanex's global marketing and distribution network in the United States, Asia, Australia and Europe. The two companies are also working together to bring to the market additional opportunities, some in the short term.

The Pharmanex order for PCC®, the first Australian biotechnology product to be marketed by the company, comes only eighteen months after VRI BioMedical listed on the ASX (Australian Stock Exchange). It is the first of the company's products to be commercialised within a diverse intellectual property portfolio. VRI BioMedical is developing products across a platform of disease prediction, prevention and treatment in the areas of cardiovascular, gastrointestinal, respiratory and gynaecology.

Commenting, Dr Joe Chang, Ph.D. President of Pharmanex, said: "Consumers are beginning to recognize the value of probiotics to maintain good health. We believe VRI BioMedical has developed a unique formulation of lactobacilli, potentially providing consumers with a probiotic that is useful in a variety of nutritional states."

VRI BioMedical Executive Chairman, Leon Ivory, said that the agreement delivers on VRI BioMedical's promise to shareholders at the AGM that it would partner with major industry players in order to accelerate the time to market and to contain on-going research and development costs.

Mr. Ivory said that this deal represented a major achievement for an Australian biotech company, especially as it will provide for recurrent revenue for VRI BioMedical.

He added that the VRI BioMedical revenue target was to exceed $10 million within 18 months. This would be achieved partly through this arrangement with Pharmanex as it rolled out distribution progressively throughout the regions it operates in, as well as from the plans that are being advanced to partner with other groups that include the objective to commercialise several of the Company's diagnostic products that are now market ready.

For further information please contact:

- **Leon Ivory, Executive Chairman on 0419 428 264, or**
- **John Frame, Company Secretary on (08) 93213655**